UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For November 24, 2004



                                    BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                     ENGLAND
                 (Jurisdiction of incorporation or organisation)

                         110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated November 24, 2004  -  Acquisition





                                                                24 November 2004

                   BUNZL FURTHER EXPANDS OUTSOURCING SERVICES

Bunzl plc, the international distribution and outsourcing Group, today announces that it has acquired Joseph Weil & Sons, a redistribution business based in Chicago, Illinois and Beltex, a leading distributor of cleaning & safety products in Hungary.

A private company, Weil supplies janitorial/sanitation, disposable foodservice and non-food retail products in the Midwest United States and had sales of $53 million in the year ended 30 June 2004. Net assets at completion are estimated to be $9.0 million on a debt free basis.

Beltex, also a private company, has grown organically to become a leading national player in Hungary with additional branches in neighbouring Romania and Slovakia. Its product range encompasses cleaning & hygiene supplies and has also recently extended into safety supplies & personal protection equipment. Sales in the year ended 31 December 2003 were EUR 12 million. Net assets at completion are estimated to be EUR 3.3 million on a debt free basis.

Commenting on the acquisitions, Anthony Habgood, Chairman of Bunzl said:

"Weil is a strong jan/san and food service disposable supplier based in Chicago which will complement our position there and provide an opportunity to develop further into these markets. Beltex is our first acquisition in Outsourcing Services in Eastern Europe and establishes a platform in a key region of growth and future potential. These acquisitions further reinforce Bunzl as the logical partner for customers and suppliers."

Enquiries:

Bunzl plc                                          Finsbury
Anthony Habgood, Chairman                          Roland Rudd
David Williams, Finance Director                   Morgan Bone
Tel: 020 7495 4950                                 Tel: 020 7251 3801






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date: November 24, 2004                       By:__/s/ Anthony Habgood__

                                              Title:   Chairman